(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000
||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	October 16, 2014

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Investment Trust (the trust):
Fidelity International Small Cap Fund (the fund)
File Nos. (002-90649) and (811-04008)
Post-Effective Amendment No. 144

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 144 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity International Small Cap Fund. Pursuant to Rule 472 under the 33 Act, the fund's Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 140.

This filing incorporates changes that were presented to shareholders at a meeting held March 18, 2014. Principal changes include an amendment to the performance benchmark used to determine a portion of the management fee that FMR receives from the fund for managing its investments and business affairs.

This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of December 30, 2014. We request your comments by November 17, 2014.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group